
April 3, 2015

Andrei Kriukov
President
Punto Group, Corp.
1810 E. Sahara Ave., Office 216
Las Vegas, NV 89104

> **Re:** **Punto Group, Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 19, 2015**
> **File No. 333-200529**

Dear Mr. Kriukov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated March 6, 2015.

Financial Statements

Report of Independent Registered Public Accountant, page F-1

1. Please have your independent registered public accountant revise the last paragraph of its audit report to state that the financial statements present fairly, in all material respects, the financial position of the company as of September 30, 2014 and the results of its operations and its cash flows for the period from September 2, 2014 (inception) through September 30, 2014 in conformity with U.S. generally accepted accounting principles.

Exhibit 23.1

2. Please have your independent registered public accountant also include a consent relating to its audit report dated October 28, 2014. Further, please ensure your independent registered public accountant updates the date of its consent prior to effectiveness of the registration statement. In addition, since you have included a review report for the interim period, revise to include an acknowledgement letter and file the letter pursuant to the requirements of Item 601(b)(15) of Regulation S-K. The letter should be included as Exhibit 15 to your next amendment. See Securities Act Rule 436.

You may contact Laura Veator, Staff Accountant at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: John T. Root, Jr. Esq.